SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment # 1)*


                            IMPCO Technologies, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    45255W106
                                 (CUSIP Number)

    December 31, 2003 (Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this schedule is filed:
                                ( ) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                (X) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

______________________________________________________________
1)       Name of Reporting Person           Safeco Common Stock Trust
         S.S. or I.R.S. Identification
         No. of Above Person
_______________________________________________________________
2)       Check the Appropriate Box          (a)
         if a Member of a Group             ___________________________
         (See Instructions)                 (b)
_______________________________________________________________
3)       SEC Use Only
_______________________________________________________________
4)       Citizenship or Place of             State of Delaware
         Organization
_______________________________________________________________
Number of       (5) Sole Voting
Shares Bene-         Power                  0
ficially
Owned by       ___________________________________________________
Reporting       (6) Shared Voting
Person With         Power                   403,000
                  ___________________________________________________
                  (7) Sole Dispositive
                                Power       0
                  ___________________________________________________
                  (8) Shared Dispositive
                       Power                403,000
______________________________________________________________
9)       Aggregate Amount Beneficially
         Owned by Reporting Person          403,000
_______________________________________________________________
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
_______________________________________________________________
11)      Percent of Class
         Represented by Amount in Row 9     2.4%
_______________________________________________________________
12)      Type of Reporting Person           IV
         (See Instructions)

_____________________________________________________________
 1)      Name of Reporting Person           Safeco Asset Management
         S.S. or I.R.S. Identifica-         Company
         tion No. of Above Person
_______________________________________________________________
2)       Check the Appropriate Box          (a)
         if a Member of a Group             ___________________________
         (See Instructions)                 (b)
_______________________________________________________________
3)       SEC Use Only
_______________________________________________________________
4)       Citizenship or Place of            State of Washington
         Organization
_______________________________________________________________
Number of       (5) Sole Voting
Shares Bene-         Power                  0
ficially           ___________________________________________________
Owned by       (6) Shared Voting
Reporting              Power                650,200
Person With       ___________________________________________________
                  (7) Sole Dispositive
                                Power       0
                  ___________________________________________________
                  (8) Shared
                        Dispositive Power   650,200
_______________________________________________________________
9)       Aggregate Amount Beneficially
         Owned by Reporting Person          650,200(1)
_______________________________________________________________
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
_______________________________________________________________
11)      Percent of Class Represented
         by Amount in Row 9                 4.0%
_______________________________________________________________
12)      Type of Reporting Person           IA
         (See Instructions)
--------
1 The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G. The reported shares are beneficially owned by registered investment companies for which the Reporting Person serves as an adviser, and include shares reported by Safeco Common Stock Trust.

_______________________________________________________________
 1)      Name of Reporting Person           Safeco Corporation
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
_______________________________________________________________
2)       Check the Appropriate Box          (a)
         if a Member of a Group             ___________________________
         (See Instructions)                 (b)
_______________________________________________________________
3)       SEC Use Only
_______________________________________________________________
4)       Citizenship or Place of Organization   State of Washington

_______________________________________________________________
Number of       (5) Sole Voting
Shares Bene-         Power                  0
ficially           ___________________________________________________
Owned by       (6) Shared Voting
Reporting              Power                650,200
Person With       ___________________________________________________
                  (7) Sole Disposi-
                       tive Power           0
                  ___________________________________________________
                  (8) Shared
                        Dispositive Power   650,200
_______________________________________________________________
9)       Aggregate Amount Beneficially      650,200(2)
         Owned by Reporting Person
_______________________________________________________________
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
_______________________________________________________________
11)      Percent of Class Represented
         by Amount in Row 9                 4.0%
_______________________________________________________________
12)      Type of Reporting Person           HC
         (See Instructions)
_______________________________________________________________

2 The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G. The reported shares are beneficially owned by registered investment companies for which a subsidiary of the Reporting Person serves as an adviser, and include shares reported by Safeco Common Stock Trust.

Item 1(a).        Name of Issuer:  See front cover

Item 1(b).        Address of Issuer Principal Executive Offices:

                  16804 Gridley Place, Cerritos, CA  90703

Item 2(a).        Name of Person(s) Filing:  See Item 1 on cover page (pp 2-4).

Item 2(b).        Address of Principal Business Office or, If None, Residence:

                  Safeco Common Stock Trust:
                              4854 154th Place NE, Redmond, WA  98052

                  Safeco Corporation:  Safeco Plaza, Seattle, WA  98185

                  Safeco Asset Management Company:
                           601 Union Street, Suite 2500, Seattle, WA  98101

Item 2(c).        Citizenship:   See Item 4 on cover page (pp 2-4).

Item 2(d).        Title of Class of Securities:   See front cover page.

Item 2(e).        CUSIP Number:   See front cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the persons filing are:

         (a)      ( )Broker or Dealer registered under Section 15 of the Act.
         (b)      ( )Bank as defined in Section 3(a)(6) of the Act.
         (c)      ( )Insurance Company as defined in Section 3(a)(19) of
                     the Act.
         (d)      (X)Investment Company registered under Section 8 of the
                     Investment Company Act of 1940.
         (e)      (X)Investment Adviser registered under Section 203 of the
                     Investment Advisers Act of 1940.
         (f)      ( )Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement
                     Income Security Act of 1974 or Endowment Fund; see
                     Rule 13d-1(b)(1)(ii)(F).
         (g)      (X)Parent Holding Company in accordance with Rule
                     13d-1(b)(ii)(G).
         (h)      ( ) Savings Association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act.
         (i)      ( )Church Plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment Company Act of 1940.
         (j)      ( )Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership:

          Items (a)  through  (c):  See items 1 and 5-11 of the cover  pages (pp
          2-4).

          Safeco Asset Management Company and Safeco Corporation expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of the securities covered by this statement. Each of such companies is filing this statement because it is considered an indirect beneficial owner of such securities based on its ownership or control of one or more investment companies which directly own such shares.

Item 5.  Ownership of 5% or Less of a Class:

          This statement is filed to report that as of December 31, 2003 the reporting persons have ceased to be the beneficial owners of more than 5% of the common stock of IMPCO Technologies, Inc.

Item 6.  Ownership of More than 5% on Behalf of Another Person:  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Safeco Asset Management Company is the subsidiary on which Safeco Corporation is reporting as the parent holding company. Safeco Asset Management Company is an investment adviser as specified in Item 12 on the cover page (p. 3), and reported shares are owned beneficially by registered investment companies for which Safeco Asset Management Company serves as investment adviser.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.  Not applicable.

Item 10.Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above are acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits.

          The statement required by Rule 13d-1(k) is attached as Exhibit A.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 20, 2004                        Safeco Corporation



                                            By       /s/ Ronald L. Spaulding
                                                     ------------------------
                                                         Ronald L. Spaulding
                                                   Vice President and Treasurer


                                            Safeco Common Stock Trust



                                             By       /s/ David H. Longhurst
                                                      ----------------------
                                                        David H. Longhurst
                                                  Vice President and Treasurer


                                            Safeco Asset Management Company



                                             By       /s/ David H. Longhurst
                                                      ----------------------
                                                        David H. Longhurst
                                         Vice President, Secretary and Treasurer

                                    EXHIBIT A



Agreement for filing Schedule 13-G.

Pursuant to the requirements of Regulation 13d-1(k), Safeco Corporation, Safeco Asset Management Company and Safeco Common Stock Trust each agree that Schedule 13-G filed by them with regard to IMPCO Technologies, Inc.'s common stock is filed on behalf of each of them.



Date:  July 20, 2004                        Safeco Corporation



                                            By       /s/ Ronald L. Spaulding
                                                     ------------------------
                                                         Ronald L. Spaulding
                                                   Vice President and Treasurer


                                            Safeco Common Stock Trust



                                             By       /s/ David H. Longhurst
                                                      ----------------------
                                                        David H. Longhurst
                                                  Vice President and Treasurer


                                            Safeco Asset Management Company



                                             By       /s/ David H. Longhurst
                                                      ----------------------
                                                        David H. Longhurst
                                         Vice President, Secretary and Treasurer